UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

POLICY FOR RELATED-PARTY TRANSACTIONS

1.1.         Purpose and application.The purpose of this Policy is to provide rules which aim at assuring that all decisions, in particular those involving related parties and other situations with potential conflict of interests, will be aligned with the interests of Banco Santander (Brasil) S.A. (the “Bank”) and its shareholders. This policy applies to all collaborators and administrators of the Bank and its controlled companies.

2.         Alignment of Policy with Corporate Law. This Policy is aligned with the provisions in Law No. 6404 of 1976, in particular with regards to what is necessary to comply with the loyalty commitment of the senior managers with the Bank. Pursuant to article 155 of said Law, the senior manager shall serve his office with loyalty to the company, requiring that the company’s interest always prevail over the personal interests of those decision makers. Moreover, article 156 of the same Law sets forth that, on there being conflict of interest between the senior manager and the companyin any corporate transaction, it is the senior manager’s responsibility to communicate of such conflict to all remaining managers as well as the Board of Directors and declare to be impaired to intervene in the transaction and registering the nature and the extension of his interests in minutes of the Board of Director’s meeting.

3.         Definition of related parties. Related parties are deemed to be individuals or legal entities with which the Bank may contract under conditions without the independence that characterize transactions with parties foreign to the Bank.

3.1.      According to Technical Pronouncement CPC No. 5 (“Technical Pronouncement”), issued by the Accounting Pronouncements Committee and approved by the Brazilian Securities and Exchange Commission by means of Resolution CVM No. 642, of October 7, 2010, related-party transactions are defined as the “transfer of resources, services or obligations between the Bank and a related party, regardless of a consideration being charged”.

3.2.     Pursuant to the above mentioned Technical Pronouncement, related parties with the Bank are:

(a)       an individual or a member closer to his/her family who:

(i) has full or shared control of the Bank;

(ii) has significant influence on the Bank;

(iii) a key-member of the Bank’s or the Bank’s controlling company management.

(b)       a legal entity which:

(i) is a member of the same economic group, so there is a controlling company and an interconnected controlled company, as well as companies under common control;

(ii) is associated or is under common control of the Bank or any other company integrating the Bank’s economic group;

(iii) is under common control of the Bank’s shareholders;

(iv) is associated to a company under common control of the Bank’s shareholders;

(v) is a post-employment benefit plan the beneficiaries of which are employees at such company, the bank or companies related to the Bank;

(vi) is fully controlled or is under joint control by an individual mentioned in item (a);

(vii) is an individual identified in item (a) above with a significant influence on such legal entity or who is a key-person in the management of such legal entity or its controlling company.

3.2.2. For the purposes of the provisions in this item, according to guidelines in referred Technical Pronouncement, the following definitions shall be observed:

(a)  Members close to a person’s family: are those family members who are expected to exercise influence or to be influenced by the person as regards such family member’s business with the entity and include: (i) the person’s children, spouse or personal relationship partner; (ii) children of the person’s spouse or personal relationship partner; and (iii) the person’s dependent, dependents of the person’s spouse or personal relationship partner.

(b)  Key-person in the management: are those people with authority and responsibility for, on a directly or indirectly basis, theplanning, management and control of the legal entity’s activities, including any senior manager at such legal entity.

(c)   Significant influence: is the power to take part in the financial and operational decisions of a legal entity, but which does not characterize control over such policies. Significant influence may be obtained as result of corporate interest, provisions in the by-laws or shareholders’ agreement.

4.         Definition of situations involving conflicts of interest. A conflict of interest arises when a person is involved in a decision-making process where he/she has the power to influence the final result, assuring an undue advantage to him/her, a family member or third party, or which may interfere on his/her capacity of impartial judgment.

5.         Rules for the execution of related-party transactions.

5.1.      The Bank may transact with related parties, following the same contracting rules and criteria applied when selecting service providers and provided that, according to this Policy, the transactions are contracted at arms’ length, i.e., at a price, terms and conditions prevailing in the market at the time of their approval, always in compliance with legal and ethical rules, including the limitations determined by the banking legislation and regulations.

5.2.      All transactions or sets of correlated transactions with related parties involving a disbursement by the Bank of an amount equal to or exceeding one percent (1%) of the Bank’s net worth as posted in the last balance sheet approved by the shareholder’s Ordinary General Meeting, individually or cumulatively in a consecutive 12-month period, will comply with the following requirements and procedures for their formalization:

(i)        the transaction must be previously approved by the Board of Directors, with favorable vote of the absolute majority of its members, excluding directors possibly involved in the transaction, and with observance of item 6 and 5.8.; and

(ii)      if the absolute majority of the Board of Directors members is prevented from voting a particular related-party transaction, this related-party transaction may be executed solely upon approval of the majority of the Board of Directors members not involved in the transaction at issue.

5.3. Additionally, the Bank should adopt the procedure and time limits provided for by law, the regulator communication procedures, relatively transactions between the related party transactions that meet the following criteria:

(i)                the transaction or sets of correlated transactions, whose total value exceeds the lesser of:

a) R$ 50,000,000.00 (fifty million reais); or

b) 1% (one percent) of the total assets of the Bank, calculated based on the latest financial statements or in the last consolidated financial statements published by the Bank; and

(ii)             at the discretion of the administration, the transaction or sets of correlated transactions with a total value not exceeding the parameters provided in item (i) retro, in order:

a)     the characteristics of the transaction;

b) the nature of the relationship of the party related to the Bank; and

c) the nature and extension of the interest of the related party in the operation.

5.3.1. The related party transactions set forth in item 5.3 shall be communicated to the CVM, through electronic system available on the CVM's website at world wide web, in up to seven (7) working days of its occurrence, except for indicated below :

a)     transactions between the Bank and its controlled, direct and indirect, except in cases where there is holding in the capital of controlled by the direct or indirect controllers of the Bank, its directors or persons related thereto;

b)     transactions between subsidiaries, direct and indirect, of the Bank, except in cases where there is holding in the capital of controlled by the direct or indirect controllers of the Bank, its directors or persons related thereto; and

c)      remuneration of directors.

5.4. Following definitions shall apply "related transactions" the set of similar transactions that have logical relationship to each other by virtue of their object or its parts, such as:

(i)                subsequent transactions arising from a first transaction ever made, since this has established its main conditions, including the amounts involved; and

(ii)             continued duration transactions which involve information periodic, since the amounts involved are already known.

5.5.      Should the Bank execute a transaction with (a) a Board of Directors member or an Officer appointed pursuant to the By-laws; or (b) a company of which the persons mentioned in item (a) are partners or shareholders with equity interest exceeding 20%, the following rules shall apply:

(i) if this is not an ordinary transaction or a case of rendering services, the transaction should be supported by an evaluation report issued by a first-tier company not involved in the transaction, evidencing that such transaction will be carried out at arms’ length; and

(ii) the transaction must be carried out by the usually competent channels in the Bank’s structure.

5.6.      Notwithstanding the provisions of items 5.2 and 5.5 above, the Board of Directors of the Bank, according to the policies established by such body, may grant a previous authorization for the execution of certain ordinary related-party transactions without the observance of the procedures stipulated therein, observing the provisions of applicable law.

5.7.      The transactions with related parties will be subject to review and analysis carried out by in-house and independent auditors during the normal course of their being carried out with the Bank. The auditing procedures shall report to the Auditing Committee, at least on a six-month basis, the results of the work performed, including the approved transactions dealt with in this policy.

5.8. The Administrators, whether members or not of the Executive Board, shall submit the transactions with related parties to the Auditing Committee’s evaluation, which shall analyze them in compliance with the provisions in this policy and pursuant to the legislation in force, and send recommendation to the Board  of Directors on the transaction covered.

5.9.      Contracts between related parties that fit the described in this policy, should always be in writing and published by the Bank, detailing the main characteristics, as provided in the law.

5.10.    Service rendering agreements between the Bank and its controlling company or related partiesshould not be based on income/revenue, since a portion of the compensation of the controlling company or of the related party will not depend on the Bank’s operating performance.

6.        Procedures to be observed by administrators involved in related-party transactions or other potential conflicts of interest

6.1.      The Bank’s administrators, having identified a matter of such nature, should immediately express their conflict of interests. Moreover, they must refrain from discussing and voting the matter.

6.2.     If requested by the Chairman of the Board of Directors or the Chief Executive Officer, depending on the case, the administrators with interest in the transaction at issue will participate only in part of the discussion, so as to explain their involvement in the transaction and provide further information on the transaction and the parties involved. In this case, they should be absent from the final part of the discussion, including the process of voting the matter.

6.3.     Shoulda Board of Directors’ member or an Officer appointed pursuant to the By-laws obtain a potential private gain arising out of some decision and does not express his/her conflict of interests, any other member of the body to which he/she belongs and who is aware of the situation must do so.

6.4.     In this case, the administrator’s voluntary silence is deemed to be a violation of the Bank’s policies towards conflict of interests, and the case will be taken to the Board of Directors for the evaluation of a possible corrective action.

6.5.      The conflict of interests and the subsequent abstention in the voting process must be mentioned in the minutes of the meeting.

6.6.     At the time of their taking office, the Bank’s administrators must sign a document stating that they have received, read and commit to abide by the Policy for Related-Party Transactions.

6.7.      The Board of Directors shall pronounce on any unclear matters possibly raised by the Auditing Committee related to fitting a given transaction to this policy.

7.         Transparence and periodic review of the Policy. The Bank will disclose detailed information on transactions between the Bank and related parties, in line with the pertinent legislation.

7.1.      The Board of Directors will review this Policy from time to time as to assure the ongoing evolution of the practices.

* * * *

Policy for Related-Party Transactions approved in the Board of Directors meeting held on September 22, 2010 and reviewed by the Board of Directors on March 18, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 22, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer